Filed by Valeant Pharmaceuticals International,

Inc. (Commission File No. 001-14956) pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

J. Michael Pearson	400 Somerset Corporate Boulevard
Chairman & Chief Executive Officer	Bridgewater, NJ 08807
www.valeant.com

May 13, 2014

Dear Valued Customers,

Three weeks ago Valeant Pharmaceuticals publicly announced a proposal to merge with Allergan. I wanted to reach out you, our valued customers, to update you on the potential deal and address some of the questions you likely have. Given each company’s strengths in dermatology, ophthalmology, aesthetics, and neurology, we feel it would be a tremendous combination for patients, physicians, healthcare professionals and our investors.

Our commitment to you and your physician colleagues is to continue to maintain the values and operating principles of a smaller specialty pharma company that make our partnership vital to our collective success. We will continue to be customer-focused, developing and maintaining strong relationships with all of the healthcare professionals we serve. We will continue to make quick decisions, maintain our entrepreneurial spirit, and invest time and money in support of the medical fields of dermatology, ophthalmology, aesthetics and neurology. We will remain humble and listen carefully to each of you and make decisions that are consistent with helping your practices by providing access to products that are important to you in your daily care of patients.

Our philosophy towards R&D will continue to be rooted in what has been the key to success for both Valeant and Allergan. We will focus on developing late-stage compounds and evolving our products through lifecycle management. We will continue to invest in investigator-initiated research programs. As we have shown following our acquisitions of Bausch + Lomb and Medicis, we expect to maintain all late-state development programs in both companies and all new indication work for Botox. We will partner with physicians, universities, academic medical centers and smaller research-oriented companies to provide a pipeline for our late stage programs; these have long been the best sources of truly breakthrough, innovative products. I am proud that this approach will allow Valeant to launch over 19 products in the U.S. in 2014 (see attached list). We will remain committed to bringing important new products to your practice and professions for the years to come.

Until this merger is consummated, Valeant and Allergan will remain separate companies, and we will continue to operate under a “business as usual” approach. We have openly communicated that we believe we will need to divest a botulinum toxin and a line of fillers to another competitor to receive approval to complete this transaction. That would mean that we would divest Dysport, Restylane and Perlane to another competitor to consummate the transaction. These products are strongly supported by all of you and are growing rapidly. However, we only have the market rights to them in the U.S. and Canada and we wish to offer these types of products across the globe. Therefore, it will make sense for us to enable another company to market and sell them while we pursue opportunities to build a global aesthetics franchise. I can assure all of you that we will find a terrific home for these products if necessary, and we will require all corporate commitments we have made to our customers to be honored by a new owner. We are in the process of launching a new set of programs for these products to ensure you have the confidence both in these products and in the support we will provide for them during this transition period.

When I joined Valeant in 2008 as Chairman & CEO, I began discussions with many of you expressing my long-term commitment to dermatology. Since then we have become the leader in medical dermatology and have expanded into ophthalmology, aesthetics, and dentistry where I have extended this commitment to these professions as well. With this nearly $50B investment in Allergan, we are taking the natural next step to demonstrate that Valeant wants to be your partner both in the short and long-term.

I truly appreciate the support you have given to me and all of our valued employees at Valeant, and we commit to continue to be one of your most valued industry partners for the years to come.

With best regards,

J. Michael Pearson

Chairman and CEO

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.